UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   TRANSIER, WILLIAM L
   2423 LOCKE LANE


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President and
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     111,399        D  Direct
Common Stock                                                                                     7,856          I  401(k) Plan
Common Stock                                                                                     1,251          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $23.7500                                                                                05/14/06
to buy)
Non-Qualified Stock Option     $16.5000                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $23.7500                                                                                05/14/06
(right to buy)
Phantom Stock Units (1)                        01/01/98       A         509
Phantom Stock Units (1)                        01/15/98       A         24
Phantom Stock Units (1)                        01/31/98       A         25
Phantom Stock Units (1)                        02/15/98       A         26
Phantom Stock Units (1)                        02/28/98       A         27
Phantom Stock Units (1)                        03/15/98       A         28
Phantom Stock Units (1)                        03/31/98       A         27
Phantom Stock Units (1)                        04/15/98       A         25
Phantom Stock Units (1)                        04/30/98       A         26
Phantom Stock Units (1)                        05/15/98       A         26
Phantom Stock Units (1)                        05/31/98       A         27
Phantom Stock Units (1)                        06/15/98       A         29
Phantom Stock Units (1)                        06/30/98       A         30
Phantom Stock Units (1)                        07/15/98       A         28
Phantom Stock Units (1)                        07/31/98       A         43
Phantom Stock Units (1)                        08/15/98       A         88
Phantom Stock Units (1)                        08/31/98       A         95
Phantom Stock Units (1)                        09/15/98       A         107
Phantom Stock Units (1)                        09/30/98       A         120
Phantom Stock Units (1)                        10/15/98       A         116
Phantom Stock Units (1)                        10/31/98       A         118
Phantom Stock Units (1)                        11/15/98       A         112
Phantom Stock Units (1)                        11/30/98       A         115
Phantom Stock Units (1)                        12/15/98       A         147
Phantom Stock Units (1)                        12/31/98       A         198

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   16,800                    16,800        D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   70,000                    70,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   43,200                    43,200        D   Direct
(right to buy)
Phantom Stock Units (1)        01/01/98  Common Stock                   509           $20.6250                  D   Direct
Phantom Stock Units (1)        01/15/98  Common Stock                   24            $19.5625                  D   Direct
Phantom Stock Units (1)        01/31/98  Common Stock                   25            $18.3250                  D   Direct
Phantom Stock Units (1)        02/15/98  Common Stock                   26            $17.7031                  D   Direct
Phantom Stock Units (1)        02/28/98  Common Stock                   27            $16.9813                  D   Direct
Phantom Stock Units (1)        03/15/98  Common Stock                   28            $16.7000                  D   Direct
Phantom Stock Units (1)        03/31/98  Common Stock                   27            $17.3219                  D   Direct
Phantom Stock Units (1)        04/15/98  Common Stock                   25            $18.4594                  D   Direct
Phantom Stock Units (1)        04/30/98  Common Stock                   26            $18.2563                  D   Direct
Phantom Stock Units (1)        05/15/98  Common Stock                   26            $17.6594                  D   Direct
Phantom Stock Units (1)        05/31/98  Common Stock                   27            $17.0813                  D   Direct
Phantom Stock Units (1)        06/15/98  Common Stock                   29            $16.2625                  D   Direct
Phantom Stock Units (1)        06/30/98  Common Stock                   30            $15.7969                  D   Direct
Phantom Stock Units (1)        07/15/98  Common Stock                   28            $16.3750                  D   Direct
Phantom Stock Units (1)        07/31/98  Common Stock                   43            $15.6438                  D   Direct
Phantom Stock Units (1)        08/15/98  Common Stock                   88            $13.2000                  D   Direct
Phantom Stock Units (1)        08/31/98  Common Stock                   95            $12.2250                  D   Direct
Phantom Stock Units (1)        09/15/98  Common Stock                   107           $10.9281                  D   Direct
Phantom Stock Units (1)        09/30/98  Common Stock                   120           $11.0156                  D   Direct
Phantom Stock Units (1)        10/15/98  Common Stock                   116           $11.3781                  D   Direct
Phantom Stock Units (1)        10/31/98  Common Stock                   118           $11.1375                  D   Direct
Phantom Stock Units (1)        11/15/98  Common Stock                   112           $11.7688                  D   Direct
Phantom Stock Units (1)        11/30/98  Common Stock                   115           $11.4844                  D   Direct
Phantom Stock Units (1)        12/15/98  Common Stock                   147           $8.9781                   D   Direct
Phantom Stock Units (1)        12/31/98  Common Stock                   198           $6.6531     5,463         D   Direct

Explanation of Responses:

(1)
1-for-1
-
The ESOP security holdings reflected in Table I are as of December 31, 1997 as the allocation of these securities for the year ended
 December 31, 1998 has not been completed as of the date of this filing but will be provided on an Amended Form 5 as soon as the information becomes available.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: William L. Transier
DATE